CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

June 18, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  David R. Humphrey, Branch Chief

Re:	China Green Agriculture, Inc.
Form 10-K for the fiscal year ended June 30, 2009
File No.: 001-34260

Dear Mr. Humphrey:

China Green Agriculture, Inc., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 10, 2010 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2009 (the “Form 10-K”).  We hereby file via EDGAR our response to the Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended June 30, 2009
Notes to Consolidated Financial Statements
Note 14 – Income Taxes, page F-17

1.
You indicated that, due to your non-operating status in the U.S. and tax free status in China, you had no deferred taxes for the fiscal year ended June 30, 2009 and 2008. However, we note that Techteam Jinong is taxed at a 15% rate. In addition, your disclosure in the first paragraph of Note 14 indicates that deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of your assets and liabilities and the related financial reporting amounts at the end of each period. As such, please clarify your position that you had no deferred taxes due to your non-operating status in the U.S. and tax free status in China. Also, please tell us, in detail, how your current disclosures comply with the disclosure requirements set forth in paragraphs 43-49 of SFAS 109.

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

Response:

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. The Company has nominal deferred tax assets or liabilities relative to its Chinese operations, and, therefore, such deferred tax assets or liabilities are not reported.  TechTeam Jinong became subject to income tax in China at a rate of 15% beginning January 1, 2008 as a result of the expiration of its tax exemption on December 31, 2007, and accordingly, it made provision for income taxes as of June 30, 2009 and 2008 of $2,331,548 and $692,474, respectively, which is mainly due to the operating income from TechTeam Jinong.

Although the Company did not have any operating income in the U.S. for the fiscal years in question, it incurred various expenses in the U.S. including but not limited to stock exchange application and listing fees, registration fees of the Commission, legal and investor relations fees, professional fees payable to qualified tax consultants and auditors and compensation expenses to the Company’s officers and independent directors.  The Company believes that it is unlikely that it will be able to realize the deferred tax benefits in future years. Accordingly, the Company’s U.S. operations have deferred taxes in the form of net operating losses (“NOLs”), but due to uncertainty about their realization, the Company has recorded a full valuation allowance against these assets. Therefore, the Company recorded deferred taxes, but on a net basis after the allowance the Company did not report any deferred taxes.

           The following is an analysis of paragraphs 43-49 of SFAS 109 as applicable to the Company’s specific facts:

In SFAS 109:

43. The Company incurred net operating losses in U.S. for fiscal year 2009 and 2008. The losses were attributable to the fact that the Company has no profit-generating operation in the U.S.  Instead, it paid various expenses in U.S. such as fees for exchange listing and legal services, compensation to officers and board directors, etc. The Company has no plan to develop any revenue operation in the foreseeable future. As such, the Company does not expect to benefit from any deferred tax asset as tax credit carryforward. The Company will disclose these deferred tax assets separately in the upcoming annual report for the fiscal year ended June 30, 2010.

44.  The Company does not have any unrecognized deferred tax liability because of the exceptions stated in paragraph 44. Thus, paragraph 44 is not applicable to the Company.

45. The Company has properly disclosed income tax expense attributable to continuing operations in its historical financial statements included in its annual reports on Form 10-K. The Company disclosed tax expense of $2.3 million and $0.7 million for fiscal years 2009 and 2008, respectively.

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

46.  As the Company has no revenue-generating operations in the U.S., paragraph 46 is not applicable to the Company. The Company recorded deferred taxes in the form of NOLs due to uncertainty about their realization.

47.  The Company’s revenue solely comes from continuing operations of its China-based subsidiaries: TechTeam Jinong Humic Acid Prodcut Co. and TechTeam Jintai Agriculture Technology Development Co. Techteam Jinong, the Company’s fertilizer business which account for 82.1% of the Company’s revenue for the fiscal year ended June 30, 2009, is subject to 15% income tax rate in China. Jintai, the Company’s agriculture products business which accounted for 17.9% of the Company’s revenue for the fiscal year ended June 30, 2009, is currently exempt from income tax in China. In its financial statements for the year ended June 30, 2009, the Company reported consolidated pre tax income of $16.8 million with $2.3 million income tax provision. Thus, the effective tax rate after reconciliation with the U.S. statutory rate was 12.82%. The Company also had various expenses incurred in the U.S., however, the U.S. operations are non-income generating and the Company has no plans for any  income-generating operations in the U.S. for the foreseeable future. Therefore, on a net basis after the allowance the Company did not report any deferred taxes.

The table below provides detail on how the Company reconciled its U.S. statutory tax rate with its effective tax rate:

FY 2008	China		United States
	15%		34%		Total

Pretax income (loss)	10,717,921		(2,246,920)		8,471,001

Expected incom tax expense (benefit)	1,607,688	15.00%	(763,953)	34.00%
Nontaxable income on Jintai	(296,230)	-2.76%
Nontaxable income on Jinong	(618,984)	-5.78%
Change in valuation allowance on deferred tax asset from US tax benefit			763,953	-34.00%
Actual tax expense	692,474	6.46%	0	0.00%

FY 2009	China		United States
	15%		34%		Total

Pretax income (loss)	18,188,877		(1,392,907)		16,795,970

Expected incom tax expense (benefit)	2,728,332	15.00%	(473,588)	34.00%
Nontaxable income on Jintai	(366,936)	-2.02%
Nontaxable income on Jinong	(29,848)	-0.16%
Change in valuation allowance on deferred tax asset from US tax benefit			473,588	-34.00%
Actual tax expense	2,331,548	12.82%	0	0.00%

48.  In its Financial Statements for the years ended June 30, 2009 and 2008, the Company reported NOLs with regard to its U.S. operations due to expenses incurred. As the Company has no plans to develop revenue-generating operations in the U.S., the Company expects no recovery from such loss in the U.S. for the foreseeable future.  In the last two fiscal years, the Company had net loss from its U.S. operations as below:

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

U.S. operations ($)

Year	Pretax Loss	Net Operating Loss	Actual Tax Expense
FY2008	(2,246,920)	(1,263,290)	NONE
FY2009	(1,392,907)	(953,751)	NONE

With no business plan for revenue development in the U.S., the Company is unable to carry forward or utilize these tax credits to offset future tax liability. The Company does not expect it will be able to realize the tax benefits and thus does not expect to recover the loss incurred in fiscal year 2008 by fiscal year 2015, or the loss incurred in fiscal year 2009 by fiscal year 2016.

49. In fiscal years 2008 and 2009, the Company filed its U.S. corporation income tax returns. The Company reported each of its companies’ income and tax in the consolidated filing as below:

FY2008	Pretax Income/(Loss)	Taxable Income/(NOL)	Tax Expense
U.S. operations	(2,246,920)	(1,263,290)	NONE
Jinong	8,743,052	4,616,493	692,474
Jintai	1,974,869	1,974,869	NONE
Consolidated	8,471,001	5,328,072	692,474

FY2009	Pretax Income/(Loss)	Taxable Income/(NOL)	Tax Expense
U.S. operations	(1,392,907)	(953,751)	NONE
Jinong	15,742,639	15,543,660	2,331,549
Jintai	2,446,238	2,446,238	NONE
Consolidated	16,795,970	17,036,147	2,331,549

In conclusion, the Company recorded deferred taxes in the form of “NOLs” due to uncertainty about their realization. Furthermore, as analyzed above, the Company believes it is in compliance with the disclosure requirements set forth in paragraphs 44-49 of SFAS 109 and will disclose its deferred tax assets separately in the incoming annual report for the fiscal year ended June 30, 2010 to be in compliance with paragraph 43 of SFAS 109.

2.
We note that you reconciled the U.S. statutory rate to your effective tax rate. In this regard, it is not clear why you used the U.S. statutory rate when all of your operations are conducted in the People’s Republic of China. Please advise.

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

Response:

As explained in the Company’s response to the prior comment, the Company does have continuing operating expenses incurred in the U.S.  Therefore, the Company is required by paragraph 47 of SFAS 109 to reconcile the U.S. statutory rate to the effective tax rate using the percentages.  Please refer to the Company’s analysis in its response to the prior comment.

3.
You indicate that you have a net operating loss in other tax jurisdictions. However, you disclose that all of your operations are conducted in the People’s Republic of China. As such, please tell us the other tax jurisdictions in which you operate as well as the nature of the losses incurred in such jurisdictions.

Response:

The only tax jurisdiction in which the Company has NOLs was the U.S.  As indicated in our response to Comment No. 1, as a public company listed on a stock exchange in the U.S., the Company incurred expenses including but not limited to stock exchange application and listing fees, registration fees of the Commission, legal and investor relations fees, professional fees payable to qualified tax consultants and auditors and compensation expenses to the Company’s officers and independent directors.

Note 16 – Stockholders Equity, page F-18

4.
We note your disclosure with respect to the 2009 Make Good Shares, and the transfer of those 3,156,808 shares to Mr. Tao Li in the event the 2009 Targets were met. We also note that, according to your Form 8-K, dated December 26, 2007, filed in connection with the Securities Purchase Agreement and the Private Placement, Mr. Tao Li was given the opportunity to acquire up to 6,535,676 additional shares (the “Earn In Shares”), if certain conditions were met. The first of these conditions was the entry by Mr. Tao Li into a binding employment agreement for a term of not less than five years. Additional conditions included the achievement of defined profit levels for the fiscal year ending June 30, 2008. Based on the table of ownership included in your most recent Proxy Statement, it appears that Mr. Tao Li has received all of the 2009 Make Good Shares as well as all of the Earn In Shares. In this regard, we note your disclosure in the aforementioned Form 8-K, dated December 26, 2007, that one of the purposes of the arrangements with respect to the Earn In Shares was to incentivize Mr. Tao Li in connection with TechTeam’s business. Accordingly, since Mr. Tao Li did in fact enter into a binding five-year employment agreement in early 2008, it appears his receipt of shares in connection with his employment could be viewed as compensatory. This would include shares received upon the achievement of defined profit levels for the fiscal years ending June 30, 2008 and 2009. Please tell us why your results of operations for the fiscal years ending June 30, 2008 and 2009 do not reflect any compensation expense relating to these arrangements. In your response, include a discussion of the accounting literature you relied upon in reaching your conclusions.

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

Response:

Background

In connection with the corporate restructuring of Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“TechTeam”) and in anticipation of becoming a U.S. public company, Green Agriculture Holding Corporation, a New Jersey corporation (“Green Agriculture”) was formed as part of the legal restructuring.  Mr. Yinshing David To was issued a majority of the shares in Green Agriculture as nominee shareholder for the shareholders of TechTeam, mainly, Mr. Tao Li (the “Former Techteam Shareholders”).  On August 24, 2007, Green Agriculture acquired the right to purchase 100% of the capital stock of TechTeam for a purchase price of approximately $4,000,000 (the “Purchase Price”), such Purchase Price was not retained to the Former Techteam Shareholders, instead, it was used by Techteam as working capital. In lieu of receiving the Purchase Price, Mr. Tao Li received shares indirectly in the form of the Earn In Shares and the Make Good Shares as explained more in our following paragraphs.   Subsequently, on December 26, 2007, through a share exchange (the “Share Exchange”), the Company acquired 100% of the outstanding shares of Green Agriculture in which the Company issued a controlling number of shares of its common stock, par value $.001 per share ( “Common Stock”), to the shareholders of Green Agriculture.  Simultaneously with the Share Exchange, the Company consummated a private placement (the “Private Placement”).

Immediately thereafter, Mr. Tao Li entered into a Call Option Agreement (the “Call Option”) with Mr. To obtain 6,535,676 shares of Common Stock (the “Earn In Shares”), which shares were being held by Mr. To as nominee shareholder on behalf of Mr. Li.  Mr. Li, Mr. To and the investors in the Private Placement also entered into the Make Good Escrow Agreement (the “Make Good Escrow Agreement”) which was a condition to the investors’ purchase of the shares in the Private Placement in order to secure certain obligations of the Company under the Securities Purchase Agreement with the investors.  Pursuant to the Make Good Share Agreement, 3,156,808 shares of Common Stock (the “Make Good Shares”) were placed in escrow by Mr. To (which shares were also being held by Mr. To as nominee shareholder on behalf of Mr. Li).  Mr. Li had the right to receive the Make Good Shares from escrow if certain financial targets were achieved, otherwise such shares would be distributed to the investors pro rata.  The relevant targets were achieved and all of the Earn In Shares and the Make Good Shares were delivered to Mr. Li.  Ultimately, the Earn In Shares and the Make Good Shares were the only consideration Mr. Li received in exchange for transferring his controlling equity interest in TechTeam to Green Agriculture. The Earn In Shares and the Make Good Shares were properly recorded as a debit to equity to reflect the treatment of reduction in proceeds. The use of these purchase and option agreements for the Make Good Shares and Earn In Shares was an integrated arrangement in the entire purchase transaction, rather than part of Mr. Li’s compensation for his services.

Analysis of Earn In Shares

Generally, a call option agreement containing vesting conditions is an important and commonly used component in the legal restructuring process of a private operating company in the PRC that is preparing itself to become a public company in the United States. The use of the call option in such a legal restructuring was developed by PRC legal practitioners to accomplish the restructuring in a manner that complies with PRC regulations that restrict PRC residents from owning offshore entities (i.e. shares in the public entity) in direct exchange of their shares in the PRC operating company.  These regulations include the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, issued by the State Administration of Foreign Exchange (“SAFE”) in the PRC, which became effective as of November 1, 2005, and its interpretation, Circular 106, which was issued on May 29, 2007 and the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by six ministries in the PRC, which became effective on September 8, 2006 (collectively, the “PRC Rules”).

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

On the advice of the Company’s PRC legal counsel and as part of the restructuring of TechTeam in a manner that complies with PRC Rules, Mr. Li entered into the Call Option that gave him the right to acquire shares in the Company over a period of time upon the occurrence of certain events, or vesting conditions, such that Mr. Li would acquire relatively the same ownership interest in the Company as he held in TechTeam.  The Call Option provided assurance to Mr. Li that he could retain control in the public entity, even though such shares are held under the nominee’s name immediately following the Share Exchange.  Furthermore, the Call Option was a mechanism designed to “return” Mr. Li’s shares.  The Call Option was not intended to provide compensation and, in fact, did not provide compensation for the employment services to be performed.  Instead, the full amount of the compensation payable to Mr. Li for his services to be performed for the past two fiscal years is set forth pursuant to a verbal agreement for an annual compensation of $120,000 and pursuant to an employment agreement he entered into with Techteam for an annual cash compensation of approximately (considering foreign exchange rate variations) $9,000 as we disclosed in the Company’s proxy statement filed with the Commission on December 11, 2009. The compensation expenses above were properly accounted in the Company’s financial statements.

The existence of the vesting conditions in the Call Option was merely to assure proper compliance with PRC Rules, and for no other purpose.  The selected conditions to the full vesting of the option all had an extremely high probability of occurrence.  Although the Company believed the use of vesting conditions was required to effect the reorganization under PRC rules, the selection of the entry into an employment agreement as a condition was not a required condition to comply with PRC Rules. Rather, it was merely an event that was expected to occur following the restructuring and, thus, served as a suitable vesting condition to allow the later transfer of a portion of the shares as is necessary under the PRC Rules.  The Company believed there was no effective risk of forfeiture or non-vesting of the condition under any reasonable circumstance, including upon any failure to perform the services.

 In further support the Company makes reference to Accounting Standards Codification (“ASC”) 805-10-55-24 to 25.  Even though ASC 805-10-55-24 to 25 is not directly applicable to the Company’s situation, through analogy the Company believes its conclusions are consistent with GAAP based upon the following factor analysis pursuant to ASC 805-10-55-24 to 25 for purposes of determining whether characteristics of compensation exist:

(a) Continuing Employment: As the Company indicated above, although entry into an employment agreement is a vesting condition contained in the Call Option, there exists no forfeiture provisions in the employment agreement and, as such, continued employment is not a condition to Mr. Li’s ownership of the Earn In Shares.

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

(b) Duration of continuing employment. See the Company’s response to paragraph (a) above.

(c) Level of Compensation. As the Company indicated above, the full amount of the compensation payable to Mr. Li for his services is reasonable in relation to the nature of his services and is fully set forth in his employment agreements (both written and verbal, as disclosed in the proxy statement filed with the Commission on December 11, 2009).  The Call Option provides no performance reward or incentive for such services and only served as a customary mechanism for delivery to Mr. Li of shares in the Company in exchange for transferring his equity interest in TechTeam to Green Agriculture.

(d) Incremental payments to employees.  As the Company indicated above, Mr. Li received the Call Option (and the Make Good Escrow Agreement) giving him the ability to acquire shares in the Company such that he would receive the same relative ownership percentage in the Company as he held in TechTeam.

(e) Number of shares owned.  See the Company’s response to paragraph (a) above.

(f) Linkage to the valuation. The Company does not believe that this is applicable. The future receipt of Earn In Shares is in fact the legal formality of restoring Mr. Li’s direct controlling ownership in the Company instead of indirect controlling ownership, not additional compensation or additional consideration.

(g) Formula for determining consideration. The Company does not believe that this is applicable.  Even though there are earnings thresholds contained in the Call Option, all of which were intentionally easily attainable, the Earn In Shares that were “earned” were in fact just the transfer of the form of ownership from Mr. Li’s indirect to direct ownership of those same shares.

(h) Other agreements and issues. The Company does not believe that this is applicable.

For the reasons discussed above, the Company believes its accounting treatment of the Earn In Shares properly followed the legal and accounting assessment of the Call Option as not possessing the characteristics of compensation.

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

Analysis of Make Good Shares

The Company believes that the Make Good Shares also are not compensatory is nature.  This belief is supported by the Financial Accounting Standard Board’s (FASB) Accounting Standards Updated No. 2010-05 (“ASU 2010-05”) published in January 2010.  According to ASU 2010-05, the staff of the Commission stated at the Emerging Issues Task Force Meetings that while an escrowed share arrangement involving the release of shares to certain shareholders based on performance-related criteria is presumed compensatory, such presumption can be overcome.  The Commission staff stated that when evaluating whether compensation has occurred, registrants should consider the substance of the arrangement, including whether it was entered into for purposes unrelated to and not contingent on continued employment.  Specifically, ASU 2010-05 states:

If the escrowed shares will be released or cancelled without regard to continued employment, specific facts and circumstances may indicate that the arrangement is in substance an inducement made to facilitate the transaction on behalf of the company, rather than as compensatory.  In such cases, the SEC generally believes that the arrangement should be recognized and measured according to its nature and reflected as a reduction of the proceeds allocated to the newly-issue securities.

The Make Good Escrow Agreement was entered into as a condition to the investors purchase of shares in the Private Placement and as a means to secure the Company’s obligation contained in the Securities Purchase Agreement with the investors that the Company meet certain financial targets.  The delivery of the Make Good Shares was not at all contingent on Mr. Li’s continued employment with the Company. Once the Company reached the financial performance targets, the Make Good Shares were released from escrow to Mr. Li.  Upon the release of the Make Good Shares, Mr. Li merely received the remaining consideration owing to him in connection with the Company’s reverse merger.  Again, the Earn In Shares combined with the Make Good Shares represent the only consideration Mr. Li received upon transferring his controlling interest in TechTeam to Green Agriculture.  Thus, the Company believes these transactions were properly recorded as capital transactions and there was no requirement for the Company to record any compensation expense.

5.	Please provide us with a copy of the employment agreement with respect to Mr. Tao Li, and tell us why this employment agreement was not filed as an exhibit to your Form 10-K.

Response:

As requested, enclosed herewith is a copy of Mr. Li’s employment agreement.  In response to this comment, the Company will file such employment agreement as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ending June 30, 2010.

6.
We note the disclosure that you incurred Effectiveness Damages of $704,494 resulting from the late effectiveness of your Registration Statement on Form S-1. Please tell us how these damages are reflected on your consolidated statements of income. In this regard, on page 35, you refer to a “one-time” charge of $506,142 that appears to relate to the same matter. Also, if amounts related to liquidated damages are included in interest expense, consider revising your consolidated statements of income in future filings to reflect such amounts as a separate line item since these amounts do not represent interest incurred with respect to borrowings.

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

Response:

According to the terms of the Registration Rights Agreement dated December 24, 2007 between the Company and the investors in the Private Placement, the Company incurred a total of $704,494 in liquidated damages for the period from May 24, 2008 to August 6, 2008 resulting from the late effectiveness of the Company’s Registration Statement on Form S-1. The amounts of $198,352 and $506,142 were recorded within the interest expense in the fiscal years ended June 30, 2009 and 2008, respectively. Accordingly, the Company has recorded the amount of $506,142 and $704,494 as liabilities resulting from such liquidated damage penalties as of June 30, 2008 and December 31, 2008, respectively. On January 16, 2009, the Company issued an aggregate of 213,484 shares of Common Stock to the investors on a pro rata basis in lieu of the payment of $704,494 in cash in accordance with a supplement agreement entered into with the holders of a majority shares issued in the Private Placement. In response to this comment, if the Company incurs any additional liquidated damages in the future, the Company will reflect such liquidated damages as a separate line item in the Company’s consolidated statements of income.

Signatures, page S-1

7.
In future filings, please include the signatures of your principal executive, principal financial and principal accounting officers in the second signature block with those of the majority of your board of directors. Refer to General Instruction D to the Form 10-K.

Response:

In response to this comment, the Company will include the signatures of our principal executive, principal financial and principal accounting officers in the second signature block with those of the majority of our board of directors in future filings.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Commission from taking any action with respect to the Form 10-K, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer

Encl:

Employment Agreement by and between Techteam Jinong and Mr. Tao Li pursuant to comment 5.

SHAANXI TECHTEAM JINONG HUMIC PRODUCT CO., LTD.

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of Jan.16, 2008, between Shaanxi Techteam Jinong Humic Acid Product Co., Ltd. (the "Company", a wholly foreign-owned enterprise organized under the law of the People's Republic of China (the "PRC"), and Mr. Tao Li ("Employee", ID No.: 610103196511281613).

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Employment. The Company shall employ Employee, and Employee hereby accepts employment with the Company, upon the terms and conditions set forth in this Agreement for a five years period beginning on the date hereof and ending on the fifth anniversary of the date hereof, and shall automatically be renewed on the same terms and conditions set forth herein as modified from time to time by the parties hereto for additional five-year periods beginning on the fifth anniversary of the date hereof, unless the Company or Employee gives the other party written notice of the election not to renew the Employment Period at least 60 days prior to any such renewal date or the employment of Employee is terminated pursuant to Section 5 hereof.

2. Position and Duties.

(a) During the Employment Period, Employee shall serve as the Chairman of Board Directors and CEO of the Company and shall have the normal duties, responsibilities, functions and authority of the Chairman of Board Directors and CEO, subject to the power and authority of the Board to expand, limit, change or adjust, from time to time, such duties, responsibilities, functions and authority and to overrule actions of officers of the Company. The initial duties, responsibilities, functions and authority of the Chairman of Board Directors and CEO are set forth on Exhibit A attached hereto. During the Employment Period, Employee shall render such administrative, financial and other Employee and managerial services to the Company and its Subsidiaries which are consistent with Employee's position as the Board may from time to time direct.

(b) During the Employment Period, Employee shall devote his best efforts and his full business time and attention to the business and affairs of the Company and its Subsidiaries. Employee shall perform his duties, responsibilities and functions to the Company and its Subsidiaries hereunder to the best of his abilities in a diligent, trustworthy, professional and efficient manner and shall comply with the Company's and its Subsidiaries' policies and procedures in all respects. In performing his duties and exercising his authority under the Agreement, Employee shall support and implement the business and strategic plans approved from time to time by the Board and shall support and cooperate with the Company's and its

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Subsidiaries' efforts to expand their businesses and operate profitably and in conformity with the business and strategic plans approved by the Board.

(c) For purposes of this Agreement, "Subsidiaries" shall mean any corporation or other entity of which the securities or other ownership interests having the voting power to elect a majority of the board of directors or other governing body are, at the time of determination, owned by the Company, directly or through one of more Subsidiaries.

(d) Employee's position shall be based at the Company's offices in Xi'an city, PRC, or any other location of the Company in the PRC as mutually agreed by the Board and Employee.

3. Compensation and Benefits.

During the Employment Period, Employee's salary shall be RMB60,000 per annum or such other rate as the Board may determine from time to time (as adjusted from time to time, the "Base Salary"), which salary shall be payable by the Company in regular installments in accordance with the Company's general payroll practices (in effect from time to time). During the employment period on the date of this agreement and ending on Jan. 16, 2013, the Salary shall be paid monthly.

4. Working Hours

Employee shall work under a flexible working hour scheme after the Company obtains the relevant approval from the competent labor authority. Unless the applicable laws and regulations expressly provide otherwise, Employee shall not be entitled to any overtime pay.

5. Termination.

(a) The Company may terminate the employment of Employee before the Employment Period expires immediately upon issuing a written notice to Employee (but without prejudice to the rights and remedies which the Company may have in the event of any breach of this Agreement by Employee or any failure to carry out his continuing obligations under this Agreement) after occurrence of any of the following events:

(i) Employee has materially violated any of the Company's rules or policies;

(ii) Employee has committed an act of gross negligence or graft which causes substantial damage or adverse effect to the Company's interests;

(iii) Employee has accepted, during the Employment Period, any other employment or provided other services for compensation;

(iv) This Agreement is executed or amended without reflecting the Company's genuine intent as a result of deception, fraud or coercion by Employee, or otherwise taking advantage of the Company's difficulties by Employee; or

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(v) Employee has been charged or convicted with criminal liabilities in accordance with the laws.

(b) The Company may terminate the employment of Employee before the Employment Period expires by giving Employee a 30-day prior written notice or paying Employee an amount equal to one (1) month's Salary in lieu of such notice if any of the following events occurs:

(i) Employee is unable to perform the duties, responsibilities and functions set forth in Section 2 hereof after the expiration of the legally required medical treatment period of illness or non-occupational injury;

(ii) There is a substandard performance by Employee;

(iii) There is a material change in circumstances under which this Agreement is entered into and such material change has made performance of this Agreement impossible, and the Company and Employee cannot agree to new terms to amend the Agreement in light of such material change; or

(iv) There occur other events specified in laws or regulations, pursuant to which the Company may terminate the Employment Period.

(c) The Board may change or adjust Employee's title, position and compensation in any of the following circumstances:

(i) Employee has materially violated any of the Company's rules or policies; or

(ii) There is a substandard performance by Employee.

(d) Employee shall not be entitled to any other salary, compensation or benefits after termination of the Employment Period, except as otherwise expressly required by applicable law (including any severance payments required by applicable law). Except as otherwise provided herein, any termination of the Employment Period by the Company shall be effective as specified in a written notice from the Company to Employee or under Section 5 hereof.

(e) For purposes of this Agreement, "substandard performance" shall be determined by a majority of the Board (excluding Employee) as provided herein. In assessing Employee's performance, the Board may consider relevant industry experience in assessing Employee's performance. If a majority of the Board (excluding Employee) determines in its sole discretion (which determination shall be final and binding) that the Company would have performed substantially better with other management and that the future performance of the Company would be substantially better served by new management, the Board may terminate Employee's employment or change Employee's employment terms pursuant to Section 5(b) or (c) above, as applicable.

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(f) Except as provided under this Section 5 above, the Company shall not terminate the employment of Employee before the Employment Period expires.

6. Confidential Information

(a) Obligation to Maintain Confidentiality. Employee acknowledges that the continued success of the Company and its Subsidiaries and affiliates, depends upon the use and protection of a large body of confidential and proprietary information. All of such confidential and proprietary information now existing or to be developed in the future will be referred to in this Agreement as "Confidential Information." Confidential Information will be interpreted as broadly as possible to include all information of any sort (whether merely remembered or embodied in a tangible or intangible form) that is (i) related to the Company's or its Subsidiaries' or affiliates' current or potential business and (ii) is not generally or publicly known. Confidential Information includes, without specific limitation, the information, observations and data obtained by him during the course of his performance under this Agreement concerning the business and affairs of the Company and its Subsidiaries and affiliates, information concerning acquisition opportunities in or reasonably related to the Company's or its Subsidiaries' or affiliates' business or industry of which Employee becomes aware during the Employment Period, the persons or entities that are current, former or prospective suppliers or customers of any one or more of them during Employee's course of performance under this Agreement, as well as development, transition and transformation plans, methodologies and methods of doing business, strategic, marketing and expansion plans, including plans regarding planned and potential sales, financial and business plans and strategies, employee lists and telephone numbers, locations of sales representatives, new and existing programs and services, production plans, formulas, material costs and consumption details, prices and terms, customer service, integration processes, requirements and costs of providing service, support and equipment. Therefore, Employee agrees that during the Employment Period and at anytime thereafter he shall not disclose to any unauthorized person or use for his own account any of such Confidential Information without both Board's prior written consent, unless and to the extent that any Confidential Information (i) becomes generally known to and available for use by the public other than as a result of Employee's acts or omissions to act or (ii) is required to be disclosed pursuant to any applicable law or court order. Employee agrees to deliver to the Company at the end of the Employment Period, or at any other time the Company may request in writing, all memoranda, notes, plans, records, reports and other documents (and copies thereof) relating to the business of the Company or its Subsidiaries or affiliates (including, without limitation, all Confidential Information) that he may then possess or have under his control.

(b) Ownership of Intellectual Property. Employee agrees to make prompt and full disclosure to the Company or its Subsidiaries or affiliates, as the case may be, all ideas, discoveries, trade secrets, inventions, innovations, improvements, developments, methods of doing business, processes, programs, designs, analyses, drawings, reports, data, software, firmware, logos and all similar or related information (whether or not patentable and whether or not reduced to practice) that relate to the Company's or its Subsidiaries' or affiliates' actual or anticipated business, research and development, or existing or future products or services and that are conceived, developed, acquired, contributed to, made, or reduced to practice by Employee (either solely or jointly with others) while employed by the Company and for a period of one (1) year thereafter (collectively, "Work Product"), provided that such period of one year

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only applies to the inventions, utility models and designs which are related to Employee's duties and responsibilities to the Company. The ownership of all rights under intellectual property laws of any work falling within the definition of Work Product shall vest in the Company. To the extent that the ownership of any such right in relation to Work Product does not vest in the Company, Employee hereby assigns and agrees to assign to the Company all right, title and interest, including without limitation, the intellectual property rights that Employee may have in and to such Work Product. Employee shall promptly perform all actions reasonably requested by the Board (whether during or after the Employment Period) to establish and confirm the Company's ownership (including, without limitation, providing testimony and executing assignments, consents, powers of attorney, and other instruments).

(c) Third Party Information. Employee understands that the Company and its Subsidiaries and affiliates will receive from third parties confidential or proprietary information ("Third Party Information") subject to a duty on the Company's and its Subsidiaries' and affiliates' part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the Employment Period and thereafter, and without in any way limiting the provisions of Section 6(a) above, Employee will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than personnel of the Company or its Subsidiaries and affiliates who need to know such information in connection with their work for the Company or such Subsidiaries and affiliates) or use, except in connection with his work for the Company or its Subsidiaries and affiliates, Third Party Information unless expressly authorized by a majority of the Board (excluding Employee) in writing.

(d) Use of Information of Prior Employers. During the Employment Period, Employee shall not use or disclose any confidential information or trade secrets, if any, of any former employers or any other person to whom Employee has an obligation of confidentiality, and shall not bring onto the premises of the Company or its Subsidiaries or affiliates any unpublished documents or any property belonging to any former employer or any other person to whom Employee has an obligation of confidentiality unless consented to in writing by the former employer or person. Employee shall use in the performance of his duties only information that is (i) generally known and used by persons with training and experience comparable to Employee's and that is (x) common knowledge in the industry or (y) is otherwise legally in the public domain, (ii) otherwise provided or developed by the Company or its Subsidiaries or affiliates or (iii) in the case of materials, property or information belonging to any former employer or other person to whom Employee has an obligation of confidentiality, approved for such use in writing by such former employer or person.

7. Non-Compete, Non-Solicitation.

(a) In further consideration of the compensation to be paid to Employee hereunder, Employee acknowledges that during the course of Employee's employment with the Company, Employee shall become familiar, and during his past employment with the Company, he has become familiar, with the Company's trade secrets and with other Confidential Information concerning the Company and its Subsidiaries and that his services have been and shall continue to be of special, unique and extraordinary value to the Company and its Subsidiaries, and therefore, Employee agrees that, during the Employment Period and two years thereafter (the "Noncompete Period"), he shall not directly or indirectly own any interest in,

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operate, join, control or participate (including as a joint venturer, agent, representative, employee, director, consultant or lender), in any person developing, producing, marketing, selling or distributing, etc, or any other products sold by the Company or its affiliates, anywhere in China (including without limitation, Hong Kong and Macau), except that a passive equity interest of less than 1% of a publicly-held corporation that engages in any such activity shall be permitted.

(b) During the Noncompete Period, Employee shall not directly or indirectly through another person or entity (i) induce or attempt to induce any employee of the Company or any of its Subsidiaries to leave the employ of the Company or such Subsidiary, or in any way interfere with the relationship between the Company or any Subsidiary and any employee thereof, (ii) hire any person who was an employee of the Company or any Subsidiary at any time during the Employment Period or (iii) induce or attempt to induce any customer, supplier, licensee, licensor, franchisee or other business relation of the Company or any Subsidiary to cease doing business with the Company or such Subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or any Subsidiary (including, without limitation, making any negative or disparaging statements or communications regarding the Company or its Subsidiaries).

8. Breach and Enforcement.

(a) If Employee breaches any provision contained in Sections 6 or 7 hereof, Employee shall pay the Company liquidated damages in an amount equal to two years' Base Salary, provided that such liquidated damages shall not be deemed to be the exclusive remedies for a breach by Employee and the Company shall be entitled to all other remedies available at law or in equity (including, without limitation, actual damages and granting of specific performance).

(b) If, at the time of enforcement of paragraph 6 or 7 of this Agreement, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. Because Employee's services are unique and because Employee has access to Confidential Information and Work Product, the parties hereto agree that the Company would suffer irreparable harm from a breach of paragraph 6 or 7 by Employee and that money damages would not be an adequate remedy for any such breach of this Agreement. Therefore, in the event a breach or threatened breach of this Agreement, the Company or its successors or assigns, in addition to other rights and remedies existing in their favor, shall be entitled to specific performance and/or injunctive or other equitable relief from a court of competent jurisdiction in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

(c) If the Company terminates the employment of Employee in breach of Section 5 (f) hereof, Employee shall be entitled to receive his Salary as a special severance for a period of 6 months after such termination.

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9. Employee's Representations. Employee hereby represents and warrants to the Company that (i) the execution, delivery and performance of this Agreement by Employee do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Employee is a party or by which he is bound, (ii) Employee is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other person or entity and (iii) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of Employee, enforceable in accordance with its terms. Employee hereby acknowledges and represents that he has consulted with independent legal counsel regarding his rights and obligations under this Agreement and that he fully understands the terms and conditions contained herein.

10. Survival. Sections 6, 7, 8, 9, 10, 11, 17, 18 and 24 shall survive and continue in full force in accordance with their terms notwithstanding the expiration or termination of the Employment Period.

11. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, sent by reputable overnight courier service or mailed by first class mail, return receipt requested, to the recipient at the address below indicated:

Notices to Employee:

Notices to the Company:

With a copy to (which shall not constitute notice):

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when so delivered, sent or mailed.

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12. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any action in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

13. Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way, but excluding any breaches thereof by Employee prior to the date hereof.

14. No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

15. Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

16. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Employee, the Company and their respective heirs, successors and assigns, except that Employee may not assign his rights or delegate his duties or obligations hereunder without the prior written consent of the Company.

17. Choice of Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the applicable laws of the People's Republic of China, without giving effect to any choice of law or conflict of law rules or provisions.

18. Arbitration. Each party hereto agrees that any claim or dispute ("Claim") arising out of or relating to the rights and obligations acknowledged and agreed to in this Agreement and the employment of Employee by the Company (including, without limitation, disputes and claims regarding employment discrimination, sexual harassment, termination and discharge), whether such Claim arose or the facts on which such Claim is based occurred prior to or after the execution and delivery of adoption of this Agreement shall be resolved according to the following procedures:

(a) consultation between Employee and the Company to resolve the Claim;

(b) if no resolution with respect to a Claim is reached through consultation within thirty (30) days after the commencement of the same, either party may, within

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sixty (60) days after the occurrence of the Claim, submit the Claim to a local labor dispute arbitration tribunal for arbitration; and

(c) either party may appeal the arbitration award rendered by such local labor dispute arbitration tribunal to a competent People's Court within fifteen (15) days after the issuance of such award.

19. Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of a majority of the Board (excluding Employee) on the one hand and Employee on the other hand, and no course of conduct or course of dealing or failure or delay by any party hereto in enforcing or exercising any of the provisions of this Agreement (including, without limitation, the Company's right to terminate the Employment Period for Cause) shall affect the validity, binding effect or enforceability of this Agreement or be deemed to be an implied waiver of any provision of this Agreement.

20. Medical and Retirement Benefits. During the Employment Period, the Company shall provide Employee medical and retirement benefits (which shall not include any pension or defined benefit plans) comparable to those offered to its other employees at Employee's level who are permanently stationed within the PRC (who are not considered as expatriate employees but are foreign nationals).

21. Indemnification and Reimbursement of Payments on Behalf of Employee. The Company and its Subsidiaries shall be entitled to deduct or withhold from any amounts owing from the Company or any of its Subsidiaries to Employee any withholding taxes, including personal income taxes, or employment taxes ("Taxes") imposed with respect to Employee's compensation or other payments from the Company or any of its Subsidiaries or Employee's ownership interest in the Company (including, without limitation, wages, bonuses, dividends, the receipt or exercise of equity options and/or the receipt or vesting of restricted equity). In the event the Company or any of its Subsidiaries does not make such deductions or withholdings, Employee shall indemnify the Company and its Subsidiaries for any amounts paid with respect to any such Taxes, together with any interest, penalties and related expenses thereto.

22. Corporate Opportunity. During the Employment Period, Employee shall submit to the Board all business, commercial and investment opportunities or offers presented to Employee or of which Employee becomes aware which relate to the business of developing, producing, marketing, selling or distributing, etc. at any time during the Employment Period ("Corporate Opportunities"). Unless approved by the Board, Employee shall not accept or pursue, directly or indirectly, any Corporate Opportunities on Employee's own behalf.

23. Employee's Cooperation. During the Employment Period and thereafter, Employee shall cooperate with the Company and its Subsidiaries in any internal investigation, any administrative, regulatory or judicial investigation or proceeding or any dispute with a third party as reasonably requested by the Company (including, without limitation, Employee being available to the Company upon reasonable notice for interviews and factual investigations, appearing at the Company's request to give testimony without requiring service of a subpoena or

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other legal process, volunteering to the Company all pertinent information and turning over to the Company all relevant documents which are or may come into Employee's possession, all at times and on schedules that are reasonably consistent with Employee's other permitted activities and commitments).

24. Language. This Agreement is executed in English language.

*   *   *   *   *

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SHAANXI TECHTEAM JINONG HUMIC PRODUCT CO., LTD.

By: ______________________

Title: CEO

Mr. Tao Li

____

EXHIBIT A

It shall be the responsibility of the employee to fulfill the following responsibilities and to perform other duties consistent with this role in accordance with the authorities granted by the Board.

Responsibilities

1. Assist with the development of the annual operating plan.
2. Ensure achievement of the annual operating plan by directing, coordinating and controlling all aspects of the supply chain.
3. Direct the manufacture of products consistent with the scheduled requirements and quality specifications at the lowest possible cost.
4. Support the introduction of new products.
5. Assure that plant operations and product specifications meet or exceed all applicable laws and regulations to ensure continuity of operations and the protection of employees and consumers.
6. Ensure the timely and accurate preparation of financial and operational metrics.
7. Direct the maintenance of buildings and equipment to preserve and safeguard Company assets.
8. Develop and implement short and long range supply chain improvement programs consistent with Company plans.
9. Develop and implement a capital spending program to maintain and improve the operating effectiveness of the plant.
10. Promote the Company's image to governmental bodies, retailers, trade organizations and distributors.
11. Ensure full compliance with all applicable governmental and corporate laws, regulation and procedures.
12. Supervise the following Supply Chain functions:
    - Manufacturing;
    - Purchasing;
    - Quality;
    - Research & Development;
    - Engineering;
    - Supply Chain Finance;
    - Marketing
13. Ensure full and appropriate communication within the Company, and the Board.
14. Actively participates in the Company's leadership team.
15. Refrain from any activity that is inconsistent with the achievement of the annual operating plan.
16. Report any material matters regarding the Company and its business to the Board of the Company.